SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                           Schedule 13G Under
   Information Statement Pursuant to Rules 13d-1 and 13d-2
          Under The Securities Exchange Act of 1934

                     (Amendment No. 2  )





                      Crystal Oil Co. (la)
 ____________________________________________________________
                      (Name Of Issuer)
                     Common Par .01. New
______________________________________________________________
                   (Title of Class of Securities)
                        229385702
                    ______________________________
                    (Cusip Number)






















                 (Continued on the following page(s))

                       Page  1 of  6 Pages



CUSIP No.  229385702        13G
Page 2 of 6 Pages
Crystal Oil Co. (La)

1          NAME OF REPORTING PERSON
           S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
           The Chase Manhattan Corporation - CMC
            The Texas Commerce Bank - TCB

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (A)
                                                   (B)
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION
           The Chase Manhattan Corporation - Delaware
            The Texas Commerce Bank - Houston

NUMBER     5    SOLE VOTING POWER
OF              CMC     - 0
SHARES          TCB     - 0
BENEFICIA  6    SHARED VOTING POWER
LLY             CMC     -  161.878
OWNED BY        TCB     -  161.878

EACH       7    SOLE DISPOSITIVE POWER
REPORTING       CMC     - 0
PERSON          TCB     - 0

WITH       8    SHARED DISPOSITIVE POWER
                 CMC     -  161.878
                 TCB     -  161.878
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
            CMC     -  161.878
            TCB     -  161.878
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES *

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 CMC - 0.00 %
                 TCB - 0.00 %
12         TYPE OF PERSON REPORTING*
                  CMC  - HC
                  TCB  - BK


* SEE INSTRUCTION BEFORE FILLING OUT!




Item 1(a).Name of Issuer:                   Crystal Oil Co. (La)

Item 1(b).Address of Issuer's:               229 Milan Street,
P.O. Box 21101
     Principal Executive Offices             Shreveport, La 71120

     Principal Executive Officer:            J.N. Averett, Jr.
Pres.

Item 2(a).                          Name of Person Filing:   This
                                    notice is filed by The Chase
                                    Manhattan Corporation (CMC)
                                    and its wholly owned
                                    subsidiary, The Texas
                                    Commerce Bank ( TCB )

                                    Item 2(b).     Address of Principal Business
             Office:                      CMC: 270 Park Avenue
New York, NY 10017
                                          TCB : Houston, Tx
Item 2(c).     Citizenship:
CMC - Delaware
                                             TCB  - Texas

Item 2(d).     Title of Class of Securities: Common Par  $.01 New

Item 2(e).     CUSIP Number:        229385702

                    Crystal Oil Co. (La)


Item 3.         If this statement is filed pursuant to Rules 13d-
     1(b), or 13d-2(b), check whether the person filing is a:

            (a) [   ] Broker or dealer registered under Section
            15 of the Act.

            (b) [ X ] Bank as defined in Section 3(a)(6) of the
            Act.

            (c) [   ] Insurance Company as defined in Section
            3(a)(19) of the Act.

            (d) [   ] Investment Company registered under Section
            8 of the Investment Company Act.

            (e) [   ] Investment Adviser registered under Section
            203 of the Investment Advisers Act of 1940.

            (f) [   ] Employee Benefit Plan, Pension Fund which
            is subject to the provisions of the Employee
            Retirement Income Security Act of 1974 or endowment
            Fund [see Section 240.13d-1(b)(1)(ii)(F)].

            (g) [ X ] Parent Holding Company, in accordance with
            Section 240.13d-1(b)(ii)(G).

            (h) [   ] Group, in accordance with Section 240.13d-
            1(ii)(H).

Item 4.   Ownership:

          (a)  Amount Beneficially Owned:               CMC  -
          161.878
             As of December 31, 1996                    TCB  -
          161.878

                                  (b)  Percent of Class:
                             CMC  -0 %
                                                                TCB  -
                             0 %
          (c)  Number of shares as to which such person has:

            (i)     Sole power to vote or to direct the vote:

CMC     - None

TCB     -  None


         (ii) Shared power to vote or to direct the vote:

CMC     -  161.878
                                     TCB     -  161.878

                           Crystal Oil Co. (La)


          (iii)     Sole power to dispose or to direct the
          disposition of:
                                CMC     -  None
                                TCB     -  None

           (iv)     Shared power to dispose or to direct the
          disposition of:
                                       CMC     -  161.878
                                             TCB     -  161.878


Item 5.      Ownership of Five Percent or Less of a Class:
      This document has been filed in error since the original December 31, 1994 filing. The Bank held less than 1% during the December 31, 1994, the December 31, 1995 and December 31, 1996 filings. The holdings consisted of 230,103 warrants and 20,835 Senior Preferred Convertible stock


Item 6.      Ownership of More than Five Percent on Behalf of
      Another Person:




Item 7.      Identification and Classification of the Subsidiary
      Which Holds the Security Being Reported on by the Parent
      Holding Company:

      Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, TCB. In lieu of attaching an exhibit hereto, the identity of TCB is as set forth on the cover page hereof. TCB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.      Identification and Classification of Members of this
      Group:

      Not applicable.

Item 9.      Notice of Dissolution of Group:

      Not applicable.

      Crystal Oil Co. (La)



Item 10.  Certification:

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:       After reasonable inquiry and to the best of my
        knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: March 13, 1997




The Texas Commerce Bank          THE CHASE MANHATTAN CORPORATION




__/S/ Allan Nemethy_____________ /S/ Anthony J. Horan
  Allan Nemethy                         Anthony J. Horan
  Trust Officer of                      Corporate Secretary
  The Chase Manhattan Bank



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